Via Facsimile and U.S. Mail
Mail Stop 6010


July 6, 2005


Mr. Breht T. Feigh
Executive Vice President,
Chief Financial Officer and Treasurer
American Dental Partners, Inc.
201 Edgewater drive, Suite 285
Wakefield, MA  01880


Re:	American Dental Partners, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 14, 2005
      Form 10-K/A for the Fiscal Year Ended December 31, 2004
	Filed March 16, 2005
      Form 10-Q for the Period Ended March 31, 2005
	Filed May 9, 2005
	File No. 000-23363


Dear Mr. Feigh:

	We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and results of Operations, page 19

Results of Operations, page 21

Net Revenue, page 21

1. Please explain to us more fully why it is appropriate for you to discuss the revenues of the dental practices that you do not consolidate as if they were your revenues. Reference the accounting literature related to non-GAAP measures in determining the appropriateness of this usage.

Contractual Obligations, page 27

2. Please explain to us why you feel that the presentation of the contractual obligations net of reimbursement obligations is appropriate. Also explain why it appears that you did not include interest obligations related to the debt issuances. Include specific references to the applicable guidance within the rules that you feel supports this presentation.

Form 10-K/A for the Fiscal Year Ended December 31, 2004

 (2)  Summary of Significant Accounting Policies, page 42

Goodwill and Intangible Assets, page 43

3. Please explain to us the appropriateness of recording the "estimated fair value of the service agreements [as] the excess of the purchase price over the estimated fair value of the tangible assets acquired and liabilities assumed" related to the new affiliations. Refer to paragraph 43 of SFAS 141. Also demonstrate to us where you complied with all of the disclosure required by paragraph 44(a)(3) of SFAS 142.

Insurance, page 44

4. Please tell us the amount of these reserves related to these insurance exposures.


Form 10-Q for the Period Ended March 31, 2005

Consolidated Statements of Cash Flows, page 5

5. We note that you include a significant expenditure in the current period related to "Acquisitions and affiliations, net of cash acquired." We note that you also reference a "platform" affiliation that occurred in February of 2005 multiple times as a reason that affected your operations throughout management`s discussion and analysis. Please tell us why you felt it appropriate to omit any significant disclosure related to this apparently significant new affiliation in your document.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or
Jim
Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Breht T. Feigh
American Dental Partners, Inc.
July 6, 2005
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